FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

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On May 8, 2012, Vulcan Materials Company (the “Company”) included the following items on its website, http://www.realaggregatesleader.com/, which contains information about Martin Marietta’s unsolicited exchange offer that was announced December 12, 2011:

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On December 12, 2011, Martin Marietta Materials, Inc. commenced an unsolicited exchange offer to acquire all outstanding common shares of Vulcan Materials Company.  The Board of Directors of Vulcan, after consultation with its independent financial and legal advisors, unanimously determined that the Martin Marietta exchange offer was not in the best interests of Vulcan’s shareholders and recommended that Vulcan shareholders reject the offer.

On May 4, 2012, the Delaware Chancery Court ruled that Martin Marietta had breached two confidentiality agreements between the companies, and enjoined Martin Marietta for a period of four months from prosecuting a proxy contest, making an exchange or tender offer, or otherwise taking steps to acquire control of Vulcan shares or assets and from any further violations of the two confidentiality agreements between the parties. Martin Marietta has indicated an intent to appeal.

Vulcan’s Board and management team remain focused on enhancing value for all Vulcan shareholders.  Vulcan is well positioned for growth, with superior aggregates operations and operating leverage, and we look forward to continuing to build shareholder value.

This website provides information from Vulcan Materials on these matters and on Vulcan’s strong value proposition.  Please read all of these materials carefully.

We thank you for your continued support.

Additionally, the navigation button linking from www.vulcanmaterials.com to www.realaggregatesleader.com, which used to read “Shareholders can click here for information regarding our response to Martin Marietta’s offer,” has been revised to now read “Shareholders can click here to learn more about the Vulcan Value Proposition.”